Contractual Fee Reimbursement Agreement

AGREEMENT made this June 1, 2015, by and between Croft Funds Corp., a Maryland Corporation (the "Company"), and Croft-Leominster, Inc. (the "Adviser").

The Adviser hereby agrees, for the one year period ending August 31, 2016, to reimburse any and all expenses incurred by the Company in connection with the Participating Fund Agreement between the Adviser and ReFlow Fund, LLC, on behalf of the Funds listed below:

Croft Value Fund

Croft Focus Fund

Croft Income Fund

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year written above.

CROFT FUNDS CORPORATION By: /s/Kent Croft Name: Kent Croft Title: President	CROFT-LEOMINSTER, INC. By: /s/Kent Croft Name: Kent Croft Title: President